

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 19, 2007

Mr. James McKeever
Chief Financial Officer
United Energy Corp.
600 Meadowlands Parkway, #20
Secaucus, New Jersey 07094

**Re: United Energy Corp.**
**Form 10-KSB for Fiscal Year Ended March 31, 2006**
**Filed June 29, 2006**
**File No. 0-30841**

Dear Mr. McKeever:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Brad Skinner
Senior Assistant
Chief Accountant

cc: Mr. Stephen J. Czarnik, Esq.